Unbridled Energy Corporation

Suite 400, 2424 4th Street SW, Calgary, AB T2S 2T4

UNBRIDLED SUCCEEDS WITH ACID FRAC AT CANADIAN CHAMBERS PLAY

For Immediate Release

CALGARY / PITTSBURGH · March 30, 2009 · Unbridled Energy Corporation (TSX.V: UNE/OTCBB: UNEFF/Frankfurt: 04U) (the “Company” or “Unbridled”) announces it has recently performed a large acid stimulation in the Elkton formation in its 16-21 well in the Chambers play, northwest of Calgary, Alberta, Canada.

This effective acid treatment was designed jointly by management and Schlumberger. The stimulation was pumped successfully and the well flow tested at a peak rate of 4.8 million cubic feet per day (“MMcf/d”) at 1,800 psi, to a final flow rate of 2.3 MMcf/d at 1,300 psi after three days.  The well is shut-in for a mandatory pressure buildup test, after which time, an analysis will be performed by an independent consulting company to book reserves.  This formation is believed to exist over a large portion of the Company’s acreage and, based on continued success, could give rise to over 30 new drilling locations.

Importantly, Unbridled, the operator, paid 100% of the stimulation expenses in the 16-21 well and expects to yield, net of royalties, 100% of the cash flow of this well, for the medium term, due to one non performing partner and two partners electing non-participation, by way of a 500% penalty.  A pipeline must be run from the well to the Conoco Phillips sales line before gas sales can begin.

The second test, planned for the Chambers area, involves the 400 ft thick Second White Specs (2WS) shale formation, at approximately 9,000 ft. deep. Based on other 2WS wells producing from the formation in Alberta, a recent comprehensive third party study, including recent and historical test data in the Chambers area, management views this formation as highly prospective. This large shale formation is also expected to be within the gas window.  Unbridled Energy, the operator, plans to test the shale in an existing well, using a large slickwater stimulation treatment, within the second or third quarters of 2009.  Supported by third party data, management estimates, net to the company’s interest, a discovered resource of over 1.6 Tcf (trillion cubic feet) of gas to exploit.  A successful test in this existing vertical well will then support a more comprehensive horizontal drilling program.

Management has also identified another horizontal drilling candidate in their Chambers play, the Rock Creek formation.  This formation contains a net 40 billion cubic feet (Bcf) of discovered resource, based on management estimates.  During the past year, several operators, to the north of Unbridled’s Chambers play, have been drilling economic horizontal wells into this formation.  These successful producing wells show similar characteristics to the Rock Creek formation, under Unbridled’s acreage.

Management Comments

Joseph Frantz Jr., President and CEO of Unbridled Energy said, “ We appreciate working closely with Schlumberger on this acid frac design recently applied at our Chambers play. The joint effort enabled a controlled-rate acid fracturing treatment to be specifically designed and pumped to maximize fractures within the zone. We are pleased with the results to date.”

UNBRIDLED ENERGY CORPORATION

Joseph H. Frantz., Jr.

President & CEO

For more information, please contact Brad Holmes, the Company’s Investor Relations Consultant, at info@unbridledenergy.com, or 1-800-940-6781 or visit www.unbridledenergy.com.

Forward-looking Statements

This press release contains certain “forward-looking statements”, as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to contemplated and proposed petroleum and natural gas land acquisitions and related agreements, additional exploration permitting, future drilling programs, exploration plans and proposed wells, ongoing evaluation of certain exploration results, and production rates, and sales. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” ”projects,” “aims,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “may,” “can,” “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties.  Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.  Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the possibility that ongoing negotiations will not result in definitive agreements, the volatility of natural gas and oil prices, the possibility that exploration efforts will not yield economically recoverable quantities of gas or oil, accidents and other risks associated with gas exploration and development operations, the risk that the Company will encounter unanticipated geological factors, the need of the Company and its co-joint venturers for and ability to obtain additional financing to fund continued operations, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development plans, and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators, including the Company’s annual MD&A dated April 28, 2008,  and its filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Form 20-F.

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